Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

September 24, 2013

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds (File Nos.: 333-28697 and 811-08243)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on September 10, 2013, regarding Post-Effective Amendment No. 134 to the Registration Statement on Form N-1A for the Dynamic HY Bond Fund (the “Fund”), a series of the Direxion Funds (the “Trust”), that was filed with the Securities and Exchange Commission (“SEC”) on July 26, 2013. Your comments and the Trust’s corresponding responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	Please supplementally provide the missing information in the Fund’s “Annual Fund Operating Expenses” table as well as the “Expense Example”.

The Trust confirms that it has supplementally provided the requested information.

2.	Please explain how the Fund has the ability to meet its 80% test, which is prescribed under Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”), given that the Fund may invest significantly in credit default swaps. Please clarify how this type of investment is consistent with the Fund’s strategy to primarily invest in high yield bonds.

In response to the SEC’s comment, the Trust has revised the Fund’s investment strategy to remove credit default swaps from its 80% test. As a result, the Fund is may not invest greater than 20% of its assets in credit default swaps.

Securities and Exchange Commission

September 24, 2013

3.	To the extent the Fund invests significantly in certain exchange-traded funds, please make the discussion of the Fund’s investments in exchange-traded funds more prominent within the Fund’s Principal Investment Strategy section.

The Trust has revised the disclosure in accordance with the SEC’s comment. As a result, the second sentence of the Fund’s Principal Investment Strategy section has been revised to read as follows:

The Fund will invest in high yield debt instruments commonly referred to as “junk bonds,” and exchange-traded funds (“ETFs”) and other investment companies, and certain derivatives of such investments, including futures contracts and swap agreements.

4.	To the extent the Fund plans to seek leveraged returns, please revise the first sentence of the second paragraph under the Fund’s Principal Investment Strategy Section to change the words “may also” to “will”.

The Trust has revised the disclosure in accordance with the SEC’s comment.

5.	Please consider specifically identifying bond market holidays in the disclosure under “Share Price of the Fund” rather than referencing the Securities Industry and Financial Markets Association’s (“SIFMA”) U.S. holiday recommendations.

The Trust has revised the disclosure accordingly.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Funds

/s/Eric W. Falkeis

Name: Eric W. Falkeis

Title: President

cc:	Robert J. Zutz, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC